SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 13G
                               (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                              (Amendment No. 5)*


                              Rexall Sundown, Inc.
             ----------------------------------------------------
                                (Name of Issuer)

                        Common Stock, par value $.01 per share
             -----------------------------------------------------
                         (Title of Class of Securities)

                                  761648 10 4
             -----------------------------------------------------
                                 (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [] Rule 13d-1(b)

        [] Rule 13d-1(c)

        [X] Rule 13d-1(d)

----------

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 761648 10 4                 13G                Page 2 of 6 Pages


-----------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON(S)
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)

    Sylvia DeSantis, Trustee of the Sylvia DeSantis Revocable
    Trust U/A Dated October 30, 1996
-----------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]

-----------------------------------------------------------------------------
3.  SEC USE ONLY

-----------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
-----------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES             -0-
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH              -0-
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH              13,495,792
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER

                        -0-
-----------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        13,495,792
-----------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     [ ]

-----------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                        19.7%
-----------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

                        IN
-----------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   13G                   Page 3 of 6 Pages

Item 1.     (a)   Name of Issuer:

                  Rexall Sundown, Inc.
                  --------------------------------------------
            (b)   Address of Issuer's Principal Executive Offices:

                  6111 Broken Sound Parkway, NW
                  Boca Raton, Florida  33487
                  --------------------------------------------
Item 2.     (a)   Name of Person Filing:

                  Sylvia DeSantis, Trustee of the Sylvia DeSantis Revocable Trust u/a dated October 30, 1996
                  --------------------------------------------
            (b)   Address of Principal Business Office, or if None,
                  Residence:

                  6111 Broken Sound Parkway, NW
                  Boca Raton, Florida  33487
                  --------------------------------------------
            (c)   Citizenship:

                  United States
                  -------------------------------------------------
            (d)   Title of Class of Securities:

                  Common Stock, par value $.01 per share
                  --------------------------------------------
            (e)   CUSIP Number:

                  761648 10 4
                  -------------------------------------------------
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)   [ ]   Broker or dealer  registered under Section  15 of the
                        Act;

            (b)   [ ]   Bank as defined in Section 3(a)(6) of the Act;

            (c)   [ ]   Insurance company  as defined  in Section  3(a)(19)
                        of the Act;

            (d)   [ ]   Investment company registered under Section 8 of  the
                        Investment Company Act;

            (e)   [ ]   An investment adviser in accordance with
                        Rule 13d-1(b)(1)(ii)(E)

            (f)   [ ]   An employee benefit plan or endowment fund in
                        accordance with Rule 13d-1(b)(ii)(F);

            (g)   [ ]   A parent holding  company or control person in
                        accordance with Rule 13d-1(b)(1)(ii)(G);

            (h)   [ ]   A savings association as defined in Section 3(b) of
                        the Federal Deposit Insurance Act;

            (i)   [ ]   A church plan that is excluded from the definition of
                        an investment company under Section 3(c)(14) of the Investment Company Act;

            (j)   [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

            If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

                                    13-G                 Page 4 of 6 Pages



Item 4.     Ownership.


            (a) Amount beneficially owned:  13,495,792

            (b) Percent of class:  19.7%

            (c) Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote:  -0-*

                  (ii) Shared power to vote or to direct the vote: -0-

                  (iii) Sole power to dispose or to direct the disposition
                        of: 13,495,792**

                  (iv) Shared power to dispose or to direct the disposition
                        of:         -0-
____________________________________
* Sylvia DeSantis granted Carl DeSantis an irrevocable proxy with respect to 13,495,792 shares.
** 13,158,042 of such shares are subject to a stock purchase agreement with an irrevocable life insurance trust for the benefit of her children. Such stock purchase agreement provides for significant restrictions in sales or transfers of such shares to such trust upon her death

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            Not applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable

Item 8.     Identification and Classification of Members of the Group.

            Not applicable

Item 9.     Notice of Dissolution of Group.

            Not applicable

Item 10.    Certification.

            Not applicable

                                  Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 16, 1999



/s/ Sylvia DeSantis
----------------------------------
SYLVIA DESANTIS, TRUSTEE OF THE
SYLVIA DESANTIS REVOCABLE TRUST
U/A DTD OCTOBER 30, 1996